June 20, 2014

Ms. Cecilia Blye

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-4628

Re:                             AerCap Holdings N.V.

Form 20-F for Year Ended December 31, 2013

Filed March 18, 2014

File No. 001-33159

Dear Ms. Blye:

Thank you for your letter dated June 12, 2014 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 20-F (File No. 001-33159) (the “Registration Statement”), filed March 18, 2014, of AerCap Holdings N.V. (the “Company”).

Attached hereto is a letter on behalf of the Company setting forth responses to each of the comments raised by the Staff in its comment letter dated June 12, 2014.  For ease of reference, each comment is reprinted and followed by the Company’s response.

If there is any additional information or materials that we might provide to assist the Staff, please contact me at (212) 530-5431 or pdenaro@milbank.com.  Thank you very much for your consideration of this submission.

Sincerely,

/s/ Paul Denaro

Paul Denaro

AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol Amsterdam

The Netherlands

June 20, 2014

VIA EDGAR AND HAND DELIVERY

Cecilia Blye

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             AerCap Holdings N.V.

Form 20-F for the Year Ended December 31, 2013

Filed March 18, 2014

File No. 001-33159

Dear Ms. Blye:

On behalf of AerCap Holdings N.V. (the “Company”, “we” or “us”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated June 12, 2014, setting forth comments to our Form 20-F for the year ended December 31, 2013 (our “20-F”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2017. For ease of reference, we have repeated the Staff’s comments in bold preceding each of our responses.

Form 20-F for the Year Ended December 31, 2013

Risk Factors, page 5

We are subject to various risks and requirements associated with transacting business in foreign countries …, page 16

1.              You include disclosure throughout the 20-F about operations in the Middle East, Africa, the Caribbean and Latin America. You include disclosure under this heading about trade and economic sanctions. Syria, Sudan and Cuba, countries located in those regions, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, customers, or other direct or indirect arrangements, including any contacts through American International Group, Inc. (“AIG”) and recently acquired International Lease Finance Corporation (“ILFC”). In this regard, we note that the share purchase agreement for the ILFC sale filed by AIG as an exhibit to a Form 8-K filed on December 16, 2013 provides a list of regulatory approvals that you and AIG must make reasonable efforts to obtain, which includes COMESA. The list states that COMESA is comprised of Sudan and certain other African countries. We also note the disclosure in ILFC’s 2013 Form 10-K and on your website that leasing customers include AeroMexico, Air France, Emirates Airlines, KLM Royal Dutch Airlines, Etihad Airways and American Airlines. Each of these airlines provides flight services to Syria, Sudan and/or Cuba, or otherwise has reported contacts with those countries.

Your response should describe any services, products, technology or components you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

We respectfully advise the Staff that neither the Company nor ILFC provides any services, products, technology or components, directly or to its knowledge indirectly, to Syria, Sudan or Cuba.  Further, neither the Company nor ILFC has any agreements, commercial arrangements or other contacts with the governments of Syria, Sudan or Cuba, or any entities controlled by those governments.

The Company and ILFC were required to obtain, and were successful in obtaining, regulatory approval for the acquisition of ILFC by the Company from COMESA.  The approval was sought in connection with the Company’s and ILFC’s operations in certain countries in Africa, which do not include any operations in Sudan.  The approval process did not establish a contractual relationship with the government of Sudan or any entity controlled by the Sudan government.

The Company and ILFC contractually obligate the airline customers referenced in the Staff’s letter to operate leased aircraft in compliance with applicable U.S. sanctions and export control laws.

Finally, the Company maintains a compliance program including policies and procedures with respect to trade sanctions and export controls and is committed to conducting business in full compliance with applicable laws, rules and regulations.

2.              Please discuss the materiality of your contacts with Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan or Cuba.

Response:

We respectfully advise the Staff that we have no contacts with Syria, Sudan or Cuba, as described in our response to the foregoing comment.

3.              We note disclosure in ILFC’s 2013 Form 10-K that the U.S Department of Commerce exercises authority over exports of dual use products and the Department of State exercises authority over the export of defense products. Please tell us whether any of the contacts with Syria, Sudan or Cuba described in response to the foregoing comments involve products, components or technologies that are dual use or have military applications.

Response:

We respectfully advise the Staff that we have no contacts with Syria, Sudan or Cuba, as described in our response to comment #1 above.

Finally, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Paul Denaro at 212-530-5431 of Milbank, Tweed, Hadley & McCloy LLP. In addition, please feel free to contact me at +31 206 559 600.

Sincerely,

/s/ Keith Helming
Keith Helming
Chief Financial Officer

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Enclosures

cc:                                Paul Denaro — Milbank, Tweed, Hadley & McCloy LLP